CUSIP NO. 759531106	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Relypsa, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

759531106
(CUSIP Number)

Paul Stone
5AM Ventures III, L.P.
2200 Sand Hill Road, Suite 150
Menlo Park, CA 94025
(650) 233-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Darren DeStefano
Cooley LLP
One Freedom Square
Reston Town Center
11951 Freedom Drive
Reston, Virginia 20190-5656
(703) 456-8034

July 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759531106	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures III, L.P. (“5AM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

1,142,267 shares, except that 5AM Partners III, LLC (“5AM Partners III”), the general partner of 5AM III, may be deemed to have sole voting power, and Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage”), the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

1,142,267 shares, except that 5AM Partners III, the general partner of 5AM III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,142,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ☐ EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.75%1
14	TYPE OF REPORTING PERSON (See Instructions) PN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors III, L.P. (“5AM Co-Investors III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

29,437 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

29,437 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,437
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%1
14	TYPE OF REPORTING PERSON (See Instructions) PN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners III, LLC (“5AM Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

1,171,704 shares, of which 1,142,267 are owned directly by 5AM III and 29,437 are owned directly by 5AM Co-Investors III.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

1,171,704 shares, of which 1,142,267 are owned directly by 5AM III and 29,437 are owned directly by 5AM Co-Investors III.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power over these shares.  Diekman, Schwab and Rocklage, the managing members of of 5AM Partners III, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ☐ EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.83%1
14	TYPE OF REPORTING PERSON (See Instructions) OO
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures II, L.P. (“5AM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

796,857 shares, except that 5AM Partners II, LLC (“5AM Partners II”), the general partner of 5AM II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

796,857 shares, except that 5AM Partners II, the general partner of 5AM II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.92%1
14	TYPE OF REPORTING PERSON (See Instructions) PN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors II, L.P. (“5AM Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

31,439 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

31,439 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ☐ EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%1
14	TYPE OF REPORTING PERSON (See Instructions) PN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 7 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners II, LLC (“5AM Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

828,296 shares, of which 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER

828,296 shares, of which 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power over these shares.  Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,296
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ☐ EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.00%1
14	TYPE OF REPORTING PERSON (See Instructions) OO
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 8 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. John D. Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%1
14	TYPE OF REPORTING PERSON (See Instructions) IN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 9 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andrew J. Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%1
14	TYPE OF REPORTING PERSON (See Instructions) IN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 10 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Scott M. Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8
SHARED VOTING POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

	9	SOLE DISPOSITIVE POWER -0-
10
SHARED DISPOSITIVE POWER

2,000,000 shares, of which 1,142,267 are owned directly by 5AM III, 29,437 are owned directly by 5AM Co-Investors III, 796,857 are owned directly by 5AM II and 31,439 are owned directly by 5AM Co-Investors II.  5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III.  5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) ☐ EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.82%1
14	TYPE OF REPORTING PERSON (See Instructions) IN
1 Based on 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

CUSIP NO. 759531106	13D	Page 11 of 14

Statement on Schedule 13D

This Amendment No. 5 supplements and amends the Schedule 13D that was originally filed on July 30, 2014 and as amended by Amendment No. 1 filed on September 3, 2014 and as amended further by Amendment No. 2 filed on September 17, 2014, by Amendment No. 3 filed on December 11, 2014, and by Amendment No. 4 filed on March 27, 2015 (as amended, the “Original Schedule 13D), and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (“Common Stock”), of Relypsa, Inc., a Delaware corporation (“Issuer”) to report open market sales of Common Stock by certain of the Reporting Persons between June 4 and July 23, 2015.  Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged (except that, for purposes of clarity, the ownership chart pages were included in this Amendment No. 5 for all Reporting Persons rather than just the selling Reporting Persons).  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.  Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a,b)           Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based upon 41,464,385 shares of the Issuer’s Common Stock outstanding as of May 1, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended March 31, 2015.

(c)           Except as set forth below, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days:

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 732 and 29 shares of Common Stock, respectively, on June 4, 2015 at an average per share price of $36.53.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 1,050 and 28 shares of Common Stock, respectively, on June 4, 2015 at an average per share price of $36.53.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 28,588 and 1,128 shares of Common Stock, respectively, on June 5, 2015 at an average per share price of $36.5425.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 40,981 and 1,056 shares of Common Stock, respectively, on June 5, 2015 at an average per share price of $36.5425.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 9,675 and 382 shares of Common Stock, respectively, on June 8, 2015 at an average per share price of $36.5412.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 13,868 and 357 shares of Common Stock, respectively, on June 8, 2015 at an average per share price of $36.5412.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 34,663 and 1,368 shares of Common Stock, respectively, on June 22, 2015 at an average per share price of $34.4712.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 49,689 and 1,280 shares of Common Stock, respectively, on June 22, 2015 at an average per share price of $34.4712.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 12,375 and 488 shares of Common Stock, respectively, on June 23, 2015 at an average per share price of $34.2807.

CUSIP NO. 759531106	13D	Page 12 of 14

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 17,739 and 457 shares of Common Stock, respectively, on June 23, 2015 at an average per share price of $34.2807.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 4,756 and 188 shares of Common Stock, respectively, on June 24, 2015 at an average per share price of $34.16.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 6,817 and 176 shares of Common Stock, respectively, on June 24, 2015 at an average per share price of $34.16.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 29,824 and 1,177 shares of Common Stock, respectively, on June 25, 2015 at an average per share price of $34.1681.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 42,752 and 1,102 shares of Common Stock, respectively, on June 25, 2015 at an average per share price of $34.1681.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 1,253 and 49 shares of Common Stock, respectively, on June 26, 2015 at an average per share price of $34.16.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 1,796 and 46 shares of Common Stock, respectively, on June 26, 2015 at an average per share price of $34.16.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 30,644 and 1,209 shares of Common Stock, respectively, on July 17, 2015 at an average per share price of $34.7612.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 43,926 and 1,132 shares of Common Stock, respectively, on July 17, 2015 at an average per share price of $34.7612.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 2,741 and 108 shares of Common Stock, respectively, on July 20, 2015 at an average per share price of $34.7603.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 3,930 and 101 shares of Common Stock, respectively, on July 20, 2015 at an average per share price of $34.7603.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 940 and 37 shares of Common Stock, respectively, on July 21, 2015 at an average per share price of $34.76.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 1,348 and 35 shares of Common Stock, respectively, on July 21, 2015 at an average per share price of $34.76.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 12,268 and 484 shares of Common Stock, respectively, on July 22, 2015 at an average per share price of $34.7922.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 17,586 and 453 shares of Common Stock, respectively, on July 22, 2015 at an average per share price of $34.7922.

5AM Ventures II, L.P. and 5AM Co-Investors II, L.P. sold 3,512 and 137 shares of Common Stock, respectively, on July 23, 2015 at an average per share price of $34.8134.

5AM Ventures III, L.P. and 5AM Co-Investors III, L.P. sold 5,031 and 130 shares of Common Stock, respectively, on July 23, 2015 at an average per share price of $34.8134.

Each of the foregoing sales was effected as an open market transaction on the NASDAQ National Market.

(e)           The Reporting Persons ceased to beneficially own more than five percent of the Common Stock as of July 17, 2015.

CUSIP NO. 759531106	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2015

5AM VENTURES III, L.P. 5AM CO-INVESTORS III, L.P.

By:	5AM Partners III, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES III, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, L.P. 5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ John D. Diekman
Dr. John D. Diekman

CUSIP NO. 759531106	13D	Page 14 of 14

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Scott M. Rocklage
Dr. Scott M. Rocklage